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Metropolitan Life Insurance Company
501 Boylston Street
Boston, Massachusetts 02116

                                August 1, 2013

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Metropolitan Life Insurance Company
     Metropolitan Life Separate Account UL
     Request For Withdrawal of Registration Statement on Form N-6
     Pursuant to Rule 477 (File No. 333-131664; 811-06025)
     Accession No. 0001193125-06-023803

Commissioners:

On behalf of Metropolitan Life Insurance Company (the "Company") and Metropolitan Life Separate Account UL (the "Account"), we hereby request that the above-referenced registration statement filed on Form N-6 be withdrawn, pursuant to Rule 477 under the Securities Act of 1933, as amended (the "1933 Act").

The initial registration statement was filed with the Commission on February 8, 2006. The Company has since determined to not to proceed with this offering at this time. No securities have been sold with respect to this offering.

The Account is a registered unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). The Account is the funding vehicle for different variable life policies issued by the Company that are registered separately under the 1933 Act. Therefore, the Account will maintain its registered status under the 1940 Act.

If you have any questions concerning this request, please contact Mary Payne of Reed Smith LLP at (202) 414-9483.

Sincerely,

Metropolitan Life Insurance Company

By:  /s/ Robert L. Staffier, Jr.
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     Robert L. Staffier, Jr.
     Vice President and Actuary

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Metropolitan Life Separate Account UL
By:  Metropolitan Life Insurance Company

By:  /s/ Robert L. Staffier, Jr.
     ----------------------------------------
     Robert L. Staffier, Jr.
     Vice President and Actuary

cc:  Mary T. Payne, Esq.
     John E. Connolly, Jr., Esq.